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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
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/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer
                                                                                                        (Check all applicable)
                                                                                                    Director             10% Owner
     Mack         Fredric            H.         Mack-Cali Realty Corporation (CLI)             ----                 ----
---------------------------------------------------------------------------------------------       Officer (give     X  Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below)
                                                Person (Voluntary)                                      MEMBER OF ADVISORY BOARD
c/o Mack-Cali Realty Corporation                                              3/99               -----------------------------------
11 Commerce Drive
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original
                                                                           (Month/Year)       _X_Form filed by One Reporting Person
                                                                                              ___Form filed by More than One
  Cranford      New Jersey          07016                                                                      Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                               (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)

                              POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                              CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
                              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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Limits of Limited                                2/1/99       J(1)             (1)                   (1)
Partnership Interest(1)
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Limits of Limited                                3/19/99      J(2)             (2)                   (2)
Partnership Interest(2)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
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     Common            (1)                        257,798          D
     Stock                                        (1)
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     Common            (2)                        257,798          D
     Stock                                        (2)
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Explanation of Responses:

(1)  The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to
     February 1, 1999, 33,447 of the reporting person's 257,798 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of February 1, 1999, the conditions had been satisfied for the conversion of 25,398 of the reporting person's contingent Units into ordinary Units, and accordingly, 8,049 of the reporting persons Units remained contingent.

(2)  The Units represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack- Cali Realty
     Corporation conducts its real estate activities. Beginning on December 11, 1998, the Units are redeemable for cash, based upon the fair market value of an equivalent number of shares of Common Stock at the time of such redemption, or, at the election of the Company, shares of Common Stock on a one-for-one basis. Prior to March 19, 1999, 8,049 of the reporting person's 257,798 Units beneficially owned at that time were contingent and convertible, in whole or in part, into ordinary
     Units upon the satisfaction by December 11, 1999 of certain conditions relating to certain properties owned by Mack-Cali
     Realty Corporation. Until such conversion, the contingent Units shall not be entitled to any rights associated with the ordinary Units. As of March 19, 1999, the conditions had been satisfied for the conversion of 328 of the reporting person's contingent Units into ordinary Units, and accordingly, 7,721 of the reporting persons Units remained contingent.


                                                                                         /S/ Fredric H. Mack             5/10/99
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (7-97)
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